September 19, 2008

Mail Stop 6010

Ms. Eva Chen
Chief Financial Officer
Siliconware Precision Industries Co., Ltd.
No. 123, Sec. 3, Da Fong Road
Tantzu
Taichung, Taiwan, ROC

> **Re: Siliconware Precision Industries Co., Ltd.**
> **Annual Report on Form 20-F**
> **Filed May 28, 2008**
> **File No. 000-30702**

Dear Ms. Chen:

We have completed our review of the Form 20-F and related filings for Siliconware Precision Industries Co., Ltd., and have no further comments at this time.

Sincerely,

Tim Buchmiller
Senior Attorney

cc (via fax):   Chris K.H. Lin, Esq.